

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

<u>Via E-mail</u>
Gary Riccio
Chief Executive Officer
Biopharma Manufacturing Solutions Inc.
1443 Merion Way, #51G
Seal Beach, CA 90740

> **Re:** **Biopharma Manufacturing Solutions Inc. (f.k.a Beachwood Acquisition**
> **Corporation)**
> **Form 10-12G**
> **Filed June 2, 2011**
> **Form 8-K filed August 31, 2011, as amended September 20, 2011 and**
> **October 31, 2011**
> **File No. 000-54423**

Dear Mr. Riccio:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel S. Greenspan

Jeffrey Riedler
Assistant Director